FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number   0-16174



Teva Pharmaceutical Industries Ltd.   **Web Site:** www.tevapharm.com

Contact:	**Dan Suesskind**, Chief Financial Officer,	Teva Pharmaceutical Industrie Ltd.	972-2-589-2840
	George Barrett, President and CEO,	Teva North America	(215) 591-3030
	Dorit Meltzer, Director, Investo Relations,	Teva Pharmaceutical Industrie Ltd.	972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS RECORD SALES AND NET INCOME FOR Q4 2004
Record Annual Sales of $ 4.8 billion

Record Annual Cash Flow of 1.25 billion

Q4   Highlights

Net Income	**$279 million, up 50%**
Net Sales	**$1.3 billion, up 40%**
Copaxone® (in market) Sales	**$261 million, up 26%**
Cash flow	**$387 million, up 107%**
EPS	**$0.41, up 32%**
Increased Dividend	**Approx. $ 0.07 per share (NIS 0.30), up 34%**

Jerusalem, Israel, February 15, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported **net income** of $279 million for the fourth quarter of 2004, up 50% over the comparable quarter of 2003, fully diluted EPS of $0.41, up 32%, and **net sales** for the quarter of $1.3 billion, up 40%.

For the full year 2004, net sales were $4.8 billion, an increase of 46%. For the full years 2004 and 2003, on a standard US GAAP basis, after taking into account certain items relating principally to charges in 2004 resulting from the acquisition of Sicor, and to the gain in 2003 from a settlement with GlaxoSmithKline, net income amounted to $332 million for 2004 and $691 million for 2003 and fully diluted EPS $0.50 and $1.16, respectively. For the full year 2004, net income excluding these items, reached $965 million or $1.42 per ADR ($ 1.47 before the impact of the accounting rules described below), an increase of 56% and 37%, respectively, over the 2003 comparably adjusted figures. Teva believes that excluding these items represents a better indicator of the underlying trends in the Company's operations.

All EPS figures reflect the new Emerging Issues Task Force No. 04-8 (EITF 04-8) accounting pronouncement that relates to convertible debentures with a contingent conversion feature. This pronouncement became applicable in the fourth quarter of 2004 with an adverse effect on Teva's EPS of approximately one cent per quarter and five cents for the whole of 2004.

The financial results for 2003 do not include the results of Sicor, which was acquired in January 2004. Less than half of the quarter-over-quarter and year-over-year net sales growth was attributable to the Sicor acquisition.

The strengthening of various currencies relative to the US dollar accounted for approximately 10% of the quarter-over-quarter increase in global net sales and 7% of the year-over-year increase, but had only a moderate effect on net income, both in the fourth quarter and for the full year.

For the full year 2004, 64% of net sales were in North America, 26% were in Europe, and 10% were in various other international markets (of which approximately half were in Israel).

Israel Makov, Teva's President and CEO commented: "We are extremely proud of Teva's outstanding accomplishments in 2004, which include all-time high results both for the year and for the fourth quarter. This exceptional performance is especially gratifying in light of the challenges the generic industry faced in 2004. Our carefully-crafted strategy, together with the spirit and determination of our people, enable us to consistently achieve our financial and strategic goals."

North American pharmaceutical sales (including Copaxone®) accounted for 64% of the Company's fourth quarter 2004 total pharmaceutical sales reaching $769 million, compared to $544 million in the fourth quarter of 2003, an increase of 41%. Sales benefited in the fourth quarter of 2004 from 30 new products that were not sold in the comparable quarter of 2003, the inclusion of Sicor sales, and increased Copaxone® sales. Among the most significant newly introduced generic products were Gabapentin, Oxycodone, and Quinapril.

Teva's U.S. generic pipeline is currently comprised of 140 product applications (including 18 tentative approvals), relating to products with total annual brand sales exceeding $82 billion. Of these product applications, 76 were submitted under Paragraph IV. Teva believes that in the case of 26 of these Paragraph IV filings, it may be "first to file", thereby potentially providing Teva with periods of exclusivity for products which, in the aggregate, have annual brand sales exceeding $21 billion.

Pharmaceutical sales in Europe which accounted for 27% of the Company's fourth quarter 2004 total pharmaceutical sales, increased 49% over the comparable quarter of 2003 to $319 million. The main reasons for this increase were sales of major new products in several European countries, mainly Gabapentin, and Pravastatin, which use Teva's API and reflect the benefits of vertical integration and Ramipril, as well as higher Copaxone® sales, increases in our distribution activities in Hungary, and the strengthening of European currencies in relation to the U.S. dollar. Dorom, which was recently acquired, and was first consolidated in December 2004, had a marginal effect on sales in the fourth quarter of 2004.

Global in-market sales of Copaxone® reached $261 million in the fourth quarter, an increase of 26% over the comparable quarter of 2003. For the full year 2004, global in-market sales of Copaxone® reached $936 million, an increase of 30% over 2003. U.S. in-market sales increased 23%, quarter-over-quarter to $175 million and 26% year-over-year to $625 million. In-market sales outside the U.S., mainly in Europe, increased by 31% over the comparable quarter of 2003, to $86 million and increased 38%, year-over-year, to $311 million. According to IMS data, for the second half of 2004, Copaxone® was the leader in the U.S. market in terms of new prescriptions and reached an all-time high monthly market share (total prescriptions) of 32.6% in December.

Agilect® / Azilect® - On November 18, 2004, the Committee for Human Medicinal Products of the European Medicines Agency issued a positive opinion recommending approval of Azilect® for the treatment of Parkinson's disease both as initial monotherapy in patients with early Parkinson's disease and as adjunct treatment to Levodopa in moderate-to-advanced stages of the disease. Following this recommendation, final marketing authorization covering European Union countries is expected to be granted by the European Commission by the end of the first quarter of 2005. In January 2005, Azilect® was granted marketing authorization in Israel. In the US, action from the FDA is expected in early May, following Teva's November response to the FDA approvable letter.

API sales to third parties were $114 million in the fourth quarter of 2004, an increase of 19% over the comparable quarter of 2003. API sales, including internal sales to Teva's pharmaceutical businesses, totaled $246 million, an increase of 57% from the fourth quarter of 2003. Gabapentin was the main reason for the higher growth of internal sales.

Teva's **gross profit margin** reached 46.6% for the fourth quarter of 2004 and 46.7% for the full year of 2004, as compared to 46.0% in the fourth quarter of 2003. The quarter to quarter variation reflects different product mix.

Gross Research and Development (R&D) expenses for the fourth quarter reached $98 million, amounting to 7% of net sales, and grew by 27% over the comparable quarter of 2003**. Net R&D expenses** (after participations) represented 7% of net sales for the fourth quarter of 2004, and grew 45% over the level of the fourth quarter of 2003. The increases in R&D expenditures primarily reflected increased generic R&D activities, while the relatively higher rate of growth of Net R&D over Gross R&D reflected lower participation from Teva's strategic partners in the development costs of the innovative product pipeline.

Selling, General and Administrative (SG&A) expenses amounted to $188 million, representing 14.2% of net sales, the lowest percentage level in 2004.

Teva's **Financial Income** during the fourth quarter amounted to approximately $17 million, resulting primarily from favorable currency trends as well as higher yields on Teva's investment portfolio reflecting higher interest rates.

The tax rate in the fourth quarter was 20.0%. This rate was lower than that of the fourth quarter of 2003 (21.1%), and lower than the rate for the full year 2004 (21.7%). The higher annual 2004 tax rate reflects mainly the addition of Sicor.

Cash flow generated from operating activities for the fourth quarter of 2004 amounted to $387 million compared with $187 million in the fourth quarter of 2003. The high cash flow generated this quarter reflects the increased net income. Cash flow generated from operations for fiscal 2004 amounted to $1,249 million compared to $627 million generated in the full year 2003. Our overall liquid resources amounted to $1.7 billion, as of December 31, 2004**.**

Shareholders' Equity at December 31, 2004 reached $5.4 billion, an increase of $2.1 billion from a year ago. This increase mainly reflects the issuance of Teva shares as part of the Sicor acquisition, the conversion of the $360 million of convertibles debentures, 2004 net income and translation differences of European assets, net-of the impact of Teva's repurchase of shares and dividends paid.

Securities Repurchase Plan - During the quarter, Teva's Board increased its authorization for this plan from $300 million to $600 million. To date, $328 million of securities have been repurchased under this plan.

Share Count - As of the fourth quarter of 2004, the share count for the fully diluted EPS calculation was 689 million shares and for the market capitalization, 639 million shares.

Dividend

The Board of Directors, at its meeting on February 14, 2005, declared a cash dividend for the fourth quarter of 2004 of NIS 0.30 (approx. $ 0.07 according to the rate of exchange on February 14, 2005) per ADR. The record date will be February 22, 2005 (the ex-date will be February 23, 2005), and the payment date will be March 10, 2005. Tax will be withheld at a rate of 18.5%.

Conference Call

Teva will host a conference call to discuss the Company's full year results on Tuesday, February 15, 2005 at 09:00 a.m. EST. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively, a replay of the call can be accessed until February 22, 2005, midnight (EST) by calling (201) 612-7415 in the U.S. or 1-(877) 660-6853 outside the U.S. The account # 3055 and the access code to access the replay is 135896.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, including potential competition from the launch of Tysabri®, Teva's ability to rapidly integrate the operations of acquired businesses, including its acquisition of Sicor Inc., regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.



Teva Pharmaceutical Industries Limited
Consolidated Statements of Income
(in millions, except earnings per ADR)

	October - December		January - December	
	2004	**2003**	**2004**	**2003**
	U.S. Dollars			
NET SALES	1,322.8	942.0	4,798.9	3,276.4
COST OF SALES	706.8	509.0	2,559.6	1,757.5
GROSS PROFIT	616.0	433.0	2,239.3	1,518.9
R&D EXPENSES	97.7	77.2	356.1	243.4
LESS PARTICIPATIONS & GRANTS	5.0	13.4	17.7	29.9
R&D EXPENSES – net	92.7	63.8	338.4	213.5
SG&A EXPENSES	187.9	142.7	696.5	520.6
	335.4	226.5	1,204.4	784.8
GSK LITIGATION SETTLEMENT INCOME				100.0
RESTRUCTURING EXPENSES				7.4
ACQUISITION OF R&D IN PROCESS			596.6	
IMPAIRMENT OF PRODUCT RIGHTS			30.0	
OPERATING INCOME	335.4	226.5	577.8	877.4
FINANCIAL INCOME (EXPENSES) – net	16.6	9.1	25.9	(5.0)
INCOME BEFORE TAXES	352.0	235.6	603.7	872.4
INCOME TAXES	70.5	49.8	267.2	181.5
	281.5	185.8	336.5	690.9
PROFIT (LOSS) ON EQUITY INVESTMENTS	(1.6)	0.9	(1.2)	1.5
MINORITY INTERESTS	(1.1)	(0.4)	(3.5)	(1.4)
NET INCOME	278.8	186.3	331.8	691.0
EARNINGS PER ADR:				
Basic ($)	0.45	0.34	0.54	1.29
Diluted ($)	0.41	0.31	0.50	1.16
NORMALIZED NET INCOME*	278.8	186.3	964.6	617.8
NORMALIZED EARNINGS PER ADR:*				
Basic ($)	0.45	0.34	1.57	1.15
Diluted ($)	0.41	0.31	1.42	1.04
WEIGHTED AVERAGE NUMBER OF ADRs:				
Basic	625.8	554.2	612.7	536.8
Diluted	688.7	612.1	688.0	608.8

*See reconciliation attached

 **Teva Pharmaceutical Industries Limited**

Reconciliation Between Reported and Normalized Net Income
(in millions, except earnings per ADR)

	October - December		January - December	
	2004	**2003**	**2004**	**2003**
	U.S. Dollars			
REPORTED NET INCOME	278.8	186.3	331.8	691.0
GSK LITIGATION SETTLEMENT INCOME				100.0
RESTRUCTURING EXPENSES				7.4
SICOR PURCHASE ACCOUNTING ADJUSTMENTS:				
IN–PROCESS R&D			583.6	
ACQUIRED INVENTORY STEP–UP			13.9	
IN–PROCESS R&D ACQUIRED–OTHER			13.0	
IMPAIRMENT OF PRODUCT RIGHTS			30.0	
TAX APPLICABLE			7.7	19.4
NORMALIZED NET INCOME	278.8	186.3	964.6	617.8
DILUTED EARNINGS PER ADR($)				
REPORTED	0.41	0.31	0.50	1.16
NORMALIZED	0.41	0.31	1.42	1.04

 **Teva Pharmaceutical Industries Limited**

Balance Sheet Data
(in millions)

	December 31	
	2004	**2003**
	U.S. Dollars	
ASSETS		
CURRENT ASSETS	4,201.5	3,716.4
INVESTMENTS & OTHER ASSETS	843.6	445.1
FIXED ASSETS – net	1,278.2	827.4
INTANGIBLE ASSETS – net	3,308.7	927.0
TOTAL ASSETS	**9,632.0**	**5,915.9**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES	2,203.9	1,694.9
LONG-TERM LIABILITIES	514.9	475.0
MINORITY INTERESTS	10.9	6.7
CONVERTIBLE SENIOR DEBENTURES	1,513.4	449.9
SHAREHOLDERS' EQUITY	5,388.9	3,289.4
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**9,632.0**	**5,915.9**

 **Teva Pharmaceutical Industries Limited**

Sales for the Quarter October – December 2004 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2004	2003	% Change	% of Total
North America	837.1	607.8	37.7%	63.3%
Europe	345.3	238.1	45.0%	26.1%
Rest of the World	140.4	96.1	46.1%	10.6%
Total	**1,322.8**	**942.0**	**40.4%**	**100.0%**

Sales by Business Segments

Sales For the Period	2004	2003	% Change	% of Total
Pharmaceutical	1,202.6	840.8	43.0%	90.9%
A.P.I.	113.9	95.5	19.3%	8.6%
Veterinary and Other	6.3	5.7	10.5%	0.5%
Total	**1,322.8**	**942.0**	**40.4%**	**100.0%**

Pharmaceutical Sales

Sales For the Period	2004	2003	% Change	% of Total
North America	768.7	543.9	41.3%	63.9%
Europe	318.8	214.7	48.5%	26.5%
Rest of the World	115.1	82.2	40.0%	9.6%
Total	**1,202.6**	**840.8**	**43.0%**	**100.0%**

 **Teva Pharmaceutical Industries Limited**

Sales for the Period January – December 2004 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2004	2003	% Change	% of Total
North America	3,059.0	2,055.4	48.8%	63.8%
Europe	1,244.9	860.7	44.6%	25.9%
Rest of the World	495.0	360.3	37.4%	10.3%
Total	**4,798.9**	**3,276.4**	**46.5%**	**100.0%**

Sales by Business Segments

Sales For the Period	2004	2003	% Change	% of Total
Pharmaceutical	4,275.6	2,885.1	48.2%	89.1%
A.P.I.	500.9	371.5	34.8%	10.4%
Veterinary and Other	22.4	19.8	13.1%	0.5%
Total	**4,798.9**	**3,276.4**	**46.5%**	**100.0%**

Pharmaceutical Sales

Sales For the Period	2004	2003	% Change	% of Total
North America	2,757.7	1,827.0	50.9%	64.5%
Europe	1,098.9	750.5	46.4%	25.7%
Rest of the World	419.0	307.6	36.2%	9.8%
Total	**4,275.6**	**2,885.1**	**48.2%**	**100.0%**



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
      Name: Dan Suesskind
      Title: Chief Financial Officer

Date: February 15, 2005